UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS
Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ___________ to _____________

Commission File Number: 1-06571
Employer Identification Number: 22-1918501
Plan Number: 001

MSD EMPLOYEE SAVINGS AND SECURITY PLAN

(Full title of the plan)

MERCK & CO., INC.

(Name of issuer of the securities held pursuant to the plan)

One Merck Drive
P.O. Box 100
Whitehouse Station, New Jersey 08889-0100

(Address of principal executive office)

MSD Employee Savings and Security Plan

Index

*

Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
MSD Employee Savings and Security Plan (formerly Merck & Co., Inc.
Employee Savings and Security Plan)

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the MSD Employee Savings and Security Plan (formerly Merck & Co., Inc. Employee Savings and Security Plan) (the “Plan”) at December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

New York, New York
June 29, 2010

MSD Employee Savings and Security Plan

Statements of Net Assets Available for Benefits

	December 31,

	2009	2008

Assets
Investments, at fair value
Investments in the Master Trust	$3,579,074,634	$2,813,232,649
Participant loans	40,143,059	36,360,082

Total investments	3,619,217,693	2,849,592,731

Receivables
Employer contribution	72,746	89,523
Participant contribution	160,636	201,089

Total receivables	233,382	290,612

Net assets available for benefits	$3,619,451,075	$2,849,883,343

The accompanying notes are an integral part of these financial statements.

MSD Employee Savings and Security Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2009

Additions to net assets attributed to
Investment income from the Master Trust
Net appreciation in fair value of investments	$668,424,821
Interest and dividends	63,630,994

Net investment income	732,055,815

Contributions to the Plan
By participants	228,398,443
By employer	91,610,953

Total contributions	320,009,396

Transfers in	930,303

Total additions	1,052,995,514

Deductions from net assets attributed to
Benefits paid to participants	(283,239,650)
Transfers out	(188,132)

Total deductions	(283,427,782)

Net increase	769,567,732

Net assets available for benefits
Beginning of year	2,849,883,343

End of year	$3,619,451,075

The accompanying notes are an integral part of these financial statements.

MSD Employee Savings and Security Plan

Notes to Financial Statements

1.	Description of Plan

The following description of the MSD Employee Savings and Security Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. Prior to November 3, 2009, the name of the Plan was Merck & Co., Inc. Employee Savings and Security Plan.

General

The Plan was designed to provide an easy, economical way for employees to become stockholders of “Merck” (the “Company”) as well as a systematic means of saving and investing for the future. Regular full-time, part-time, and temporary employees of the Company and of certain wholly-owned subsidiaries as defined by the Plan document who are not covered by a collective bargaining agreement are eligible to enroll in the Plan on or after the first day of the month following their date of hire.

Participants direct the investment of their contributions into any fund investment option available under the Plan, including Merck common stock. Through April 21, 2009, the plan offered 17 registered investment companies (mutual funds), 1 common/collective trust, and 2 separately managed accounts. On April 22, 2009, the investment options changed resulting in the Plan offering 6 registered investment companies (mutual funds), 4 common/collective trusts, and 12 separately managed accounts.

The Plan is administered by management committees appointed by the Company’s Chief Executive Officer or the Compensation and Benefits Committee of the Board of Directors of Merck.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Master Trust

The assets of the Plan are maintained, for investment purposes only, on a commingled basis with the assets of the MSD Employee Stock Purchase & Savings Plan (the “Master Trust”). The Plans do not own specific Master Trust assets but rather maintain individual beneficial interests in such assets. The portion of fund assets allocable to each Plan is based upon the participants’ account balance within each Plan. Investment income for each fund is allocated to each Plan based on the relationship of each Plan’s beneficial interest in the fund to the total beneficial interest of all Plans in the fund.

Contributions

Participants may contribute from 2% up to 25% of their base pay. However, pre-tax contributions cannot exceed the statutory limit for pre-tax deferrals ($16,500 in 2009). In addition, the Company matches 75% of an employee’s contributions up to a maximum of 6% of such employee’s base pay per pay period (to the statutory limit). Company matching contributions are invested according to a participant’s elections.

Age 50 and above — In addition, the Plan permits unmatched pre-tax “catch-up contributions” of up to $5,500 for 2009 by participants who are at least age 50 by year-end.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution and an allocation of Plan earnings. The allocation is based on participants’ account balances, as defined in the Plan document.

MSD Employee Savings and Security Plan

Notes to Financial Statements

Vesting

Participants are immediately vested in their contributions, all Company matching contributions, plus actual earnings thereon.

Participant Loans

Participants may borrow from their account balances with interest charged at the prime rate plus 1%. Loan terms range from one to five years for a short term loan or up to thirty years for the purchase of a primary residence. The minimum loan is $500 and the maximum loan is the lesser of (i) $50,000 less the highest outstanding loan balance(s) during the one year period prior to the new loan application date, or (ii) 50% of the participant’s account balance less any current outstanding loan balance and defaulted loan amounts. Principal and interest is paid ratably through monthly payroll deductions.

Payment of Benefits

Salaried and hourly employees with status codes of terminated (which includes retired), long term disability or death, are eligible for a full distribution of their vested account balances. Employees or beneficiaries may elect to receive one lump sum payment or from one to ten annual installments. In-service distributions and hardship withdrawals are made throughout the year in accordance with applicable Plan provisions.

Other Matters

Transfers in and out during 2009 primarily relate to transfers between the Plan, and the MSD Employee Stock Purchase and Savings Plan and the Merck Puerto Rico Employee Savings and Security Plan for employees who changed their status during the year.

2.	Summary of Accounting Policies Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Management believes that these estimates are adequate. Actual results could differ from those estimates.

MSD Employee Savings and Security Plan

Notes to Financial Statements

Investment Valuation and Income Recognition

Valuation of investments of the Plan represents the Plan’s allocable portion of the Master Trust. All investments are recorded at fair value in the accompanying financial statements.

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned.

Recently Issued Accounting Standards

As of December 31, 2009, the Plan adopted new guidance for investments in certain entities that calculate net asset value per share. The guidance permits, as a practical expedient, using net asset value to determine the fair value of certain investments and requires new disclosures for such investments. The adoption of this guidance had no impact on the statement of net assets available for benefits or the statement of changes in net assets available for benefits of the Plan.

In January, 2010, the Financial Accounting Standards Board (“FASB”) amended the existing disclosure guidance on fair value measurements, which was effective January 1, 2010, except for disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements, which is effective January 1, 2011. Among other things, the updated guidance requires additional disclosure for the amounts of significant transfers in and out of Level 1 and Level 2 measurements and requires certain Level 3 disclosures on a gross basis. Additionally, the updates amend existing guidance to require a greater level of disaggregated information and more robust disclosures about valuation techniques and inputs to fair value measurements. Since the amended guidance requires only additional disclosures, the adoption will not affect the Plan’s net assets available for benefits or changes in net assets available for benefits.

Contributions

Employee and Company matching contributions are recorded in the period in which the Company makes the payroll deductions from the participants’ earnings.

Payment of Benefits

Benefits are recorded when paid.

Expenses

The Plan’s administrative expenses are paid by the Company.

Risks and Uncertainties

The Plan provides for various investment options in investment securities. Investment securities, in general, are exposed to various risks and may decline in value for a number of reasons, including changes in prevailing interest rates and credit availability, increases in defaults, increases in voluntary prepayments for investments that are subject to prepayment risk under normal market conditions, widening of credit spreads and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

MSD Employee Savings and Security Plan

Notes to Financial Statements

3.	Related-Party Transactions

Certain Plan investments are shares of investments managed by Fidelity Management Trust Company (“Fidelity”). Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. The total market value of the Plan’s allocated portion of the investments managed by Fidelity was $519,543,131 and $784,536,240 at December 31, 2009, and December 31, 2008, respectively.

Merck also is a party-in-interest to the Plan under the definition provided in Section 3(14) of ERISA. Therefore, Plan transactions of Merck common stock qualify as party-in-interest transactions. The market value of the Plan’s allocated portion of the investments in Merck common stock was $637,800,628 and $539,702,412 at December 31, 2009, and December 31, 2008, respectively.

4.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon termination of the Plan, each participant thereby affected would receive the entire value of his or her account as though he or she had retired as of the date of such termination.

5.	Tax Status

The Plan obtained a tax determination letter from the Internal Revenue Service dated August 20, 2003, indicating that it had been designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). However, the Plan has been amended since the receipt of the determination letter. The Plan sponsor believes that the Plan is designed and currently operates in compliance with the IRC. Therefore, no provision for income taxes has been made.

6.	Master Trust

The Plan had an approximate 93% interest in the Master Trust at December 31, 2009 and December 31, 2008. The net assets of the Master Trust are as follows:

	December 31,

	2009	2008

Registered investment companies (mutual funds)	$2,179,384,726	$1,945,878,114
Common/collective trusts	801,332,810	357,859,860
Merck common stock	728,821,868	612,223,047
Other common stocks	132,282,862	103,802,463
Accrued interest and dividends	7,608,637	7,768,831

	$3,849,430,903	$3,027,532,315

MSD Employee Savings and Security Plan

Notes to Financial Statements

Total investment income of the Master Trust for the year ended December 31, 2009, is as follows:

Year Ended December 31, 2009

Investment income, net
Interest and dividends	$70,076,183
Net appreciation in Registered investment companies (mutual funds)	402,022,352
Net appreciation in Common/collective trusts	160,994,056
Net appreciation in Merck common stock	125,956,176
Net appreciation in Other common stocks	26,146,756

Total investment income	$785,195,523

MSD Employee Savings and Security Plan

Notes to Financial Statements

7.	Fair Value Measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Entities are required to use a fair value hierarchy which maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. There are three levels of inputs that may be used to measure fair value:

Level 1 – Quoted prices in active markets for identical assets or liabilities. The Plan’s Level 1 assets primarily include registered investment companies (mutual funds) and common stocks.

          Level 2 – Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. The Plan’s Level 2 assets primarily include investments in common/collective trusts.

          Level 3 – Unobservable inputs that are supported by little or no market activity and that are financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant judgment or estimation. The Plan’s Level 3 assets include participant loans.

If the inputs used to measure the financial assets and liabilities fall within more than one level described above, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

Within the Master Trust, investments are recorded at fair value, as follows:

Registered Investment Companies (Mutual Funds)

Registered investment companies (mutual funds) are valued at their respective net asset values. The net asset values are typically determined by the fund at the close of regular trading on the New York Stock Exchange. Investments in registered investment companies (mutual funds) generally may be redeemed daily.

Common/Collective Trusts

The common/collective trusts are valued at their respective net asset values. The fair value of investments in the common/collective trusts are determined by their trustee. The Plan’s investments in common/collective trusts generally may be redeemed daily.

Common Stocks

Common stocks, for which market quotations are readily available, are generally valued at the last reported sale price on their principal exchange on valuation date, or official close price for certain markets. If no sales are reported for that day, investments are valued at the more recent of (i) the last published sale price or (ii) the mean between the last reported bid and asked prices for long positions, or at fair value as determined in good faith by the trustee and the Company.

MSD Employee Savings and Security Plan

Notes to Financial Statements

Participant Loans

Participant loans are valued at amortized cost, which approximates fair value.

Investments Measured at Fair Value

Investments measured at fair value are summarized below:

	December 31, 2009

		Fair Value Measurements Using

	Carrying Value	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

Assets

Investments in the Master Trust

Registered Investment Companies
US Large Cap Equity	$452,138,047	$452,138,047	$—	$—	$452,138,047
US Small/Mid Cap Equity	344,351,199	344,351,199			344,351,199
Non-US Equity	547,931,076	547,931,076			547,931,076
Fixed Income	440,641,851	440,641,851			440,641,851
Cash and Short Term Investments	394,322,553	394,322,553			394,322,553
Common Collective Trusts					—
US Large Cap Equity	609,938,031		609,938,031		609,938,031
US Small/Mid Cap Equity	67,288,976		67,288,976		67,288,976
Non-US Equity	70,761,344		70,761,344		70,761,344
Fixed Income	50,779,066		50,779,066		50,779,066
Cash and Short Term Investments	2,565,393		2,565,393		2,565,393
Target-date Funds

Merck Common Stock	728,821,868	728,821,868			728,821,868

Other common stocks					—
U.S. Small Cap Equities	132,282,862	132,282,862			132,282,862

Total Investments in the Master Trust	$3,841,822,266	$3,040,489,456	$801,332,810	$—	$3,841,822,266

Participant loans	$40,143,059	$—	$—	$40,143,059	$40,143,059

MSD Employee Savings and Security Plan

Notes to Financial Statements

		December 31, 2008

		Fair Value Measurements Using

	Carrying Value	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

Assets

Investments in the Master Trust

Registered investment companies	$1,945,878,114	$1,945,878,114	$—	$—	$1,945,878,114
(mutual funds)

Common/collective trusts	357,859,860	—	357,859,860	—	357,859,860

Merck common stock	612,223,047	612,223,047	—	—	612,223,047

Other common stocks	103,802,463	103,802,463	—	—	103,802,463

Total Investments in the Master Trust	$3,019,763,484	$2,661,903,624	$357,859,860	$—	$3,019,763,484

Participant loans	$36,360,082	$—	$—	$36,360,082	$36,360,082

Level 3 Valuation Techniques:

Financial assets are considered Level 3 when their fair values are determined using pricing models, discounted cash flow methodologies or similar techniques and at least one significant model assumption or input is unobservable. Level 3 financial assets also include certain investment securities for which there is limited market activity such that the determination of fair value requires significant judgment or estimation. The Plan’s Level 3 investment securities at December 31, 2009 include participant loans. These securities were valued at amortized cost, which approximates fair value.

MSD Employee Savings and Security Plan

Notes to Financial Statements

The table below provides a summary of the changes in fair value, including net transfers in and/or out, of all financial assets measured at fair value using significant unobservable inputs (Level 3):

	Year Ending December 31, 2009

	Beginning Balance January 1	Net Transfers In to (Out of) Level 3 (1)	Loan withdrawals, Principal repayments, Interest, Net	Ending Balance December 31

Participant loans	$36,360,082	$—	$3,782,977	$40,143,059

Total	$36,360,082	$—	$3,782,977	$40,143,059

(1)	Transfers in and out of Level 3 are deemed to occur at the beginning of the quarter in which the transaction takes place.

MSD Employee Savings and Security Plan
Schedule H
Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2009

(a)	(b)	(c)	(d)	(e)
	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment Including Maturity date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value

**	Master Trust	Investment in Master Trust	—	$3,579,074,634

*	Participant Loans	Interest rates ranging from 4.5% to 12.5% and with maturities through 2039	—	40,143,059

		Total		$3,619,217,693

*	Denotes a party-in-interest to the Plan.
**	There are certain investments within the Master Trust that are party-in-interest.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the undersigned plan administrator has duly caused this annual report to be signed on behalf of the MSD Employee Savings and Security Plan by the undersigned hereunto duly authorized.

MSD Employee Savings and Security Plan

	By:	/s/ Mark E. McDonough

Mark E. McDonough
Vice President and Treasurer

June 29, 2010

EXHIBIT INDEX

Exhibit Number	Document	Page

23	Consent of Independent Registered Public Accounting Firm	16